Kai H. Liekefett kliekefett@velaw.com
Tel +1.212.237.0037 Fax +1.212.237.0100

February 9, 2017

Via EDGAR, Email and Federal Express

Perry J. Hindin

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	magicJack VocalTec Ltd.
Revised Preliminary Proxy Statement on Schedule 14A Filed February 2, 2017 File No. 0-27648

Dear Mr. Hindin:

On behalf of our client, magicJack VocalTec Ltd. (the “Company”, “we,” “us” or “our”), set forth below are our responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 7, 2017, with respect to the Revised Preliminary Proxy Statement on Schedule 14A, File No. 0-27648 filed with the Commission on February 2, 2017 (the “Revised Preliminary Proxy Statement”).

Concurrently with the submission of this letter, we have publicly filed an amended Revised Preliminary Proxy Statement (the “Amended Revised Preliminary Proxy Statement”) on Schedule 14A.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Revised Preliminary Proxy Statement unless otherwise specified. Capitalized terms used in this response letter but not defined herein have the meanings given to them in the Revised Preliminary Proxy Statement.

General

1.	In addition to the comments below, we reiterate our comment from our letter dated January 31, 2017. The proxy statement furnished pursuant to Exchange Act Rule 14a-3 should be accompanied or preceded by an annual report containing the information for the most recently completed 2016 fiscal year, consistent with 1S. under the caption “Proxy Rules and Schedule 14A” in the March 1999 Interim Supplement to Publicly Available Telephone Interpretations.

Response:

We acknowledge the Staff’s comment. We have revised the Preliminary Proxy Statement to provide that we will publicly file the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2016 (the “2016 Annual Report) no less than two weeks prior to the date of the 2016 Annual Meeting, and will mail the 2016 Annual Report to our shareholders shortly thereafter. In the Preliminary Proxy Statement, we also encourage the Company’s shareholders to review the 2016 Annual Report prior to casting any votes with respect to the matters before the 2016 Annual Meeting. Please see pages 6 and 55 of the Amended Revised Preliminary Proxy Statement and page 2 of the Notice of Annual General Meeting of Shareholders.

Securities and Exchange Commission February 9, 2017 Page 2

Proposal 1, page 4

2.	Please revise the “Shareholders are asked to elect nominees by voting on either Proposal 1.A and Proposal 1.B” found in the second paragraph and elsewhere in the proxy statement to eliminate confusion regarding shareholders’ voting choices with respect to nominees on each slate.

Response:

We acknowledge the Staff’s comment and have revised the Preliminary Proxy Statement to eliminate confusion regarding shareholders’ voting choices with respect to nominees on each slate. Please see pages 3 and 4 of the Amended Revised Preliminary Proxy Statement.

Background to the Solicitation, page 8

3.	Please supplement the disclosure to provide an update regarding the Company’s interactions with Bidder A.

Response:

We acknowledge the Staff’s comment and have revised the Preliminary Proxy Statement to supplement the disclosure to provide an update regarding the Company’s interactions with Bidder A. Please see page 11 of the Amended Revised Preliminary Proxy Statement.

4.	Please update the disclosure regarding events in late January to reflect the Company’s agreement to include the Carnegie Proposal.

Response:

We acknowledge the Staff’s comment and have revised the Preliminary Proxy Statement to update the disclosure regarding events in late January to reflect the Company’s agreement to include the Carnegie Proposal. Please see page 11 of the Amended Revised Preliminary Proxy Statement.

5.	Disclosure in the Company’s revised preliminary proxy statement filed on January 13, 2017 indicated that “[o]n August 23, 2016, the Board met to discuss the status of the negotiations with Carnegie and authorized management to engage Bank of America to perform a valuation analysis.” This statement appears to have been revised in the most recent revised preliminary proxy statement to now indicate that “[o]n August 23, 2016, the Board met to discuss the status of the negotiations with Carnegie.” With a view towards disclosure and given the prohibition in Exchange Act Rule 14a-9 with respect to omissions of material fact necessary in order to make the statement not false or misleading in light of the circumstances under which it is made, please advise why the revised disclosure omits discussion of Bank of America or the outcome of the valuation analysis.

Response:

Although the referenced disclosure was accurate, Bank of America requested that the disclosure be removed from the Preliminary Proxy Statement pursuant to its rights under the engagement letter between Bank of America and the Company, and also requested that we make no further disclosures in the Preliminary Proxy Statement with respect to Bank of America’s engagement. As such, the Company was obligated to remove the disclosure referenced above and cannot provide additional information on the outcome of the valuation analysis.

Securities and Exchange Commission February 9, 2017 Page 3

6.	Disclosure on page 12 indicates that “[o]n January 12, 2017, Vinson & Elkins sent a letter to Carnegie, demanding an explanation of how Carnegie could legally acquire a 1.6% stake in the Company while being in possession of inside information about the Company as a result of its due diligence in the Company.” Please avoid issuing statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please note that the factual foundation for such assertions must be reasonable. Refer to Note (b) of Rule 14a-9. Please either provide support for the allegation or revise to eliminate suggestion of illegal activity by Carnegie.

Response:

We acknowledge the Staff’s comment and have revised the Preliminary Proxy Statement to clarify the statement. Please see page 10 of the Amended Revised Preliminary Proxy Statement.

7.	Disclosure on page 13 indicates that “[o]n February 2, 2017, the District Court for the Central District of Israel denied Carnegie’s motion for temporary relief on the grounds that the date for the 2016 Meeting had been set for February 28, 2016 and notice of the 2016 Meeting was published at the end of December 2016.” It is our understanding that the litigation against the Company for the purpose of directing the Company to deliver all shareholder information to enable it to communicate directly with fellow shareholders is still pending. Please revise to clarify.

Response:

We acknowledge the Staff’s comment and have revised the Preliminary Proxy Statement to clarify the disclosure with respect to the referenced litigation. Please see page 11 of the Amended Revised Preliminary Proxy Statement.

Vote Required for Approval, page 15

8.

We note that the first sentence of this section indicates that the affirmative vote of the holders of a majority of the shares represented at the 2016 Meeting in person or by proxy and voting on each Proposal (the “Requisite Majority”) is “necessary for the approval of each of Proposal 1.A and Proposal 1.B,” as opposed to the election of a particular nominee. Please reconcile such disclosure with the form of proxy which allows shareholders to cast votes for or against individual nominees or to abstain with respect to individual nominees on Proposal 1.A or 1.B, consistent with Rule Exchange Act 14a4(b)(2). As currently written, the disclosure on page 15 appears to suggest that so long as the affirmative vote of the holders of the Requisite Majority is cast for at least one of the nominees on Proposal 1.A or Proposal 1.B, the respective entire slate will be elected, notwithstanding that certain nominees failed to achieve the necessary affirmative vote. In responding to this comment, please also refer to the last comment of this letter.

Response:

We acknowledge the Staff’s comment and have revised the Preliminary Proxy Statement to eliminate confusion regarding shareholders’ voting choices with respect to nominees on each slate. Please see pages 12 and 13 of the Amended Revised Preliminary Proxy Statement.

Securities and Exchange Commission February 9, 2017 Page 4

9.	Refer to the preceding comment. With a view towards disclosure, please advise us whether the current card and voting standards would allow for the potential outcome of nominees from different slates receiving the affirmative vote of the holders of the Requisite Majority. For example, what would the outcome of the director election be if Messrs. Burns, Harris, Wah Sing and Gross (from Proposal 1.A) and Messrs. Bell, El-Hage and Kimsey (from Proposal 1.B) all received the affirmative vote of the holders of the Requisite Majority? Assume for purposes of this question that a shareholder complied with the restriction on voting for a nominee on both proposals, i.e., shareholder A voted for Messrs. Burns, Harris, Wah Sing and Gross from Proposal 1.A and shareholder B voted for Messrs. Bell, El-Hage and Kimsey from Proposal 1.B.

Response:

If more than seven nominees receive the affirmative vote of a majority of shareholders voting on that nominee, then the seven nominees receiving the most affirmative votes in favor of their election will be elected to the Board. We have revised the Preliminary Proxy Statement to clarify the voting standards for director nominees should this occur. Please see pages 12 and 13 of the Amended Revised Preliminary Proxy Statement.

Proposal 1.B Carnegie Proposal On The Election Of Directors, page 21

10.	The first paragraph of this section and the Proposed Resolution on page 26 references Richard Talarico twice. Please revise accordingly.

Response:

We acknowledge the Staff’s comment and have revised the Preliminary Proxy Statement to delete the duplicative reference to Richard Talarico. Please see page 18 of the Amended Revised Preliminary Proxy Statement.

Compensation Discussion and Analysis, page 33

11.	Please update this section to provide disclosure with respect to the most recently completed fiscal year. Refer to Item 8 of Schedule 14A and Item 402(c)(1) of Regulation S-K.

Response:

We acknowledge the Staff’s comment and have revised the Preliminary Proxy Statement to provide the requested disclosure with respect to the most recently completed fiscal year. Please see pages 28 to 42 of the Amended Revised Preliminary Proxy Statement.

Proxy Card

12.	Similar to the requested disclosure in comment 2, please supplement the “Note” preceding Proposal 1.A to make clear that shareholders are being asked to elect nominees by voting on either Proposal 1.A or Proposal 1.B, but not both.

Response:

We acknowledge the Staff’s comment and have revised the Preliminary Proxy Card attached to the Amended Revised Preliminary Proxy Statement (the “Preliminary Proxy Card”) to clarify that shareholders are being asked to vote on nominees under either Proposal 1.A or Proposal 1.B, but not under both.

13.	As Mr. Ambrose is not a Carnegie nominee, please remove his name from Proposal 1.B.

Response:

We acknowledge the Staff’s comment and have revised the Preliminary Proxy Card to remove Mr. Ambrose’s name from Proposal 1.B.

14.	Given that the form of proxy includes nominees in accordance with Israeli Companies Law as it relates to the inclusion of shareholder director nominees in the Company’s proxy materials, please advise how the card is consistent with the last sentence of Rule 14a-4(b)(2).

Response:

We acknowledge the Staff’s comment and have revised the Preliminary Proxy Card to remove the authority to vote on all nominees under either Proposal 1.A or Proposal 1.B as a group.

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Securities and Exchange Commission February 9, 2017 Page 5

Please direct any questions that you have with respect to the foregoing, or if any additional supplemental information is required by the Staff, to Kai H. Liekefett at (212) 237-0037.

Very truly yours,

VINSON & ELKINS L.L.P.

By:	/s/ Kai H. Liekefett
Name:	Kai H. Liekefett

cc: Gerald N. Vento, magicJack VocalTec Ltd.